December 10, 2004



Ms. Robert Bell                                 VIA FACSIMILE (202) 942-9544 AND
U.S. Securities & Exchange Commission             OVERNIGHT FEDERAL EXPRESS
450 5th Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

     Re: eLinear, Inc., Registration Statement Form SB-2, File Number 333-120265, filed November 5, 2004.

Dear Mr. Bell:

     This response letter responds to your comment letter dated December 3, 2004 and responds to your numbered comments as follows.

     1. No Form 8-K was filed to report the TanSeco transaction dated November 3, 2004 as a description of the transaction was contained in, and the acquisition agreement was filed as an exhibit to, the Company's registration statement filed on Form SB-2 ( file 333-120265) filed with the SEC on November 5, 2004. We believe that this satisfied the filing requirements as set forth in the General Instructions to Form 8-K.

     With respect to the significance of this transaction for financial statement purposes, eLinear carefully analyzed Item 310(c) and concluded that financial statements for TanSeco are not required. Specifically, none of the conditions specified in paragraph (c) (2) exceeds 20%.

The following is a summary of our significance tests:

     Asset Test:                   Assets acquired                              $   242,301
                                   Assets eLinear at December 31, 2003          $ 4,429,696

                                   Calculated percentage                                  5%

     Investment and Advance Test:  Consideration                                $   750,000
                                   Assets eLinear at December 31, 2003          $ 4,429,696

                                   Calculated percentage                               16.9%

     Income test:                  Income from continuing operations - TanSeco  $   117,016
                                   Loss from continuing operations - eLinear    $(1,037,818)

                                   Calculated percentage                               11.3%

     2. Messrs. Casey and Allen, along with their spouses, entered into and contemplated closing a transaction with Seaside Investment Trust. The definitive documentation provided that the transaction with Seaside could be rescinded, which in fact, occurred on December 3, 2004. Accordingly, as of December 3, 2004, none of the beneficial holders as disclosed in the registration statement are exchanging eLinear shares with Seaside. DSC Holdings, LLC is an entity wholly-owned by the wife of Mr. Casey, such shares are less than 5%, and such shares are deemed beneficially owned by Mr. Casey. NJA Holdings, LLC is an entity wholly-owned by the wife of Mr. Allen, such shares are less than 5%, and such shares are deemed beneficially owned by Mr. Allen.

     3. A cross-reference is added in the Selling Stockholder section to the Recent Development section to address more clearly the circumstances surrounding the acquisition by Laurus of the eLinear securities. Additional disclosure is set forth on page 30 of the Selling Stockholder section detailing the circumstances surrounding the acquisition by Nine Six Four Four Three Four Ontario of eLinear common stock. We understand that there is no affiliation by or between any officer, director or 5% or more security holder of Nine Six Four Four Three Four Ontario and any officer, director or 5% security holder of eLinear. Likewise, we understand that there is no affiliation by or between any officer, director or 5% or more security holder of Laurus and any officer, director, or 5% or more shareholder of eLinear.

     4. Both of these selling shareholders have executed questionnaires in which they represented that neither is an affiliate of a broker-dealer.

     5. The amendment of the Laurus loan document was filed as exhibit 10.24 to this registration statement on November 5, 2004. The warrant agreement was a standard form that we didn't believe was material; nevertheless, we have filed a copy as exhibit 10.27 to this amendment.

                                   Very truly yours,



                                   Thomas C. Pritchard

Enclosures
TCP/mg